UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: November 25, 2019

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 22, 2019, Fly Leasing Limited (the “Company”) completed an amendment of its senior secured term loan (the “Term Loan”) to reduce the interest payable on the Term Loan from three-month LIBOR plus 2.00% to three-month LIBOR plus 1.75%, and to extend the maturity date from February 2023 to August 2025. The Company paid a one-time fee of 0.25% on the outstanding principal amount of $385.4 million under the Term Loan to its lenders in connection with this extension.

Until May 2020, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in whole or in part at par. There was no prepayment penalty in connection with this re-pricing.

The foregoing is qualified in its entirety by reference to the Fifth Amendment to Credit Agreement, attached as Exhibit 10.1 hereto and incorporated herein by reference.

Exhibit	Title

10.1
Fifth Amendment to Credit Agreement dated as of November 22, 2019, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Trust Company, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	November 25, 2019	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Title

10.1
Fifth Amendment to Credit Agreement dated as of November 22, 2019, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Trust Company, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent.